Lufthansa

03 FEB 26 AM 7:21

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.

Unsere Zeichen/Datum / Our Ref./Date: CGN IR dg, 18 February 2003

Telefon/Telefax / Telephone/Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

03007072

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Enclosures

3/4

ISSUER: Deutsche Lufthansa AG

FILE NO. 82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON D.C.

U.S. OFFICIAL MAIL

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Investor Info January 2003

including traffic figures

Change in capacity utilisation in January compared with previous year


70
65
% 60
55
50
2003
2002
PassengerLF
CargoLF
GroupLF

Note:

On *20 March 2003* we will release the full year results 2002 to coincide with the *Press and Analysts' Conference.* On that date the Annual Report will also be available on the Internet at www.lufthansa-financials.com

Deutsche Lufthansa AG
Investor Relations
Tel. +49 221 826-2444, Fax -2286
Tel. +49 69 696-90997, Fax -90990
E- Mail: investor.relations@ dlh.de
Internet:www.lufthansa-financials.com

February 11, 2003

Lufthansa

Passenger count totals 3.4 million

In January 2003 Lufthansa and Lufthansa CityLine carried 3.4 million passengers. This figure represents a year-on-year increase of 13.3. per cent and falls just short of the January 2001 level. In comparison to January 2002, which was severely affected by capacity cuts, Lufthansa boosted its available capacity by 11.4 per cent. Although sales failed to keep pace with this increase, it grew by 9.4 per cent, cutting the passenger load factor by 1.2 percentage points to 68.4 per cent. Double-digit growth in passenger numbers was recorded in all the traffic regions. In Europe, the passenger load factor inched up by 0.4 percentage points, but fell in all the other traffic regions. Overall, however, load factors exceeded the 70 per cent-mark, with Asia/Pacific registering the highest factor of 76.8 per cent.

Once again Lufthansa Cargo felt the impact of the persistently sluggish economy. The volume of cargo transported fell by 5.3 per cent year on year, causing sales to slip marginally by 0.2 per cent. In view of the 4.6 per cent increase in capacity – owing to greater capacity available on Lufthansa's passenger aircraft – the cargo load factor of 60.6 per cent was 2.9 percentage points down on the year-earlier figure.

As a result, the Group recorded an overall load factor (cargo and passengers) of 64.9 per cent, representing a year-on-year decline of 2.2 percentage points.

Klaus von Dohnanyi appointed as arbitrator

Lufthansa and the public services union ver.di have agreed to submit to arbitration. The former federal minister and First Mayor of Hamburg, Dr. Klaus von Dohnanyi, has been appointed as an independent arbitrator. Arbitration talks are due to begin shortly.

World premiere: Internet on board

Since 15 January Lufthansa has been testing FlyNet, its new inflight Internet service, on the Frankfurt-Washington route. Lufthansa is the first airline worldwide to offer high-speed broadband Internet connectivity with an e-mail function in the same quality as provided on the ground.

Capacity reduced on continental routes

The weak global economy and its effects on business travel have prompted Lufthansa to reduce capacity on continental routes and ground a further nine aircraft. On 1 April 2003 a total of 21 Lufthansa aircraft and 15 aircraft of its regional partners will be taken out of service. Additional measures are also being considered to safeguard profitability and cushion against further financial shocks in the event of a war with Iraq or higher taxation.

Traffic figures January 2003

Lufthansa Passenger Business Group*	January 2003	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,402	13.3	3,402	13.3
Available seat-kilometers (mio)	10,008	11.4	10,008	11.4
Revenue pax-kilometers (mio)	6,842	9.4	6,842	9.4
Passenger load-factor (%)	68.4	- 1.2P.	68.4	- 1.2P.
Number of Flights	42,136	10.7	42,136	10.7
Lufthansa Cargo AG	**January 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	114	-5.3	114	-5.3
Available Cargo tonne-km (mio)	822	4.6	822	4.6
Revenue Cargo tonne-km (mio)	498	-0.2	498	-0.2
Cargo load-factor (%)	60.6	- 2.9P.	60.6	- 2.9P.
Number of Flights	1,909	-0.7	1,909	-0.7
Lufthansa Group	**January 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,829	8.6	1,829	8.6
Revenue tonne-km (mio)	1,187	5.1	1,187	5.1
Overall load factor (%)	64.9	- 2.2P.	64.9	- 2.2P.
Number of Flights	44,045	10.2	44,045	10.2
Traffic regions				
Europe (incl. Germany)	**January 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	2,648	+ 13.3	2,648	+ 13.3
Available seat-kilometers (mio)	3,172	+ 10.4	3,172	+ 10.4
Revenue pax-kilometers (mio)	1,725	+ 11.2	1,725	+ 11.2
Passenger load-factor (%)	54.4	+ 0.4P.	54.4	+ 0.4P.
Cargo/mail in 1,000 tonnes	51	- 10.8	51	- 10.8
Available Cargo tonne-km (mio)	96	+ 6.1	96	+ 6.1
Revenue Cargo tonne-km (mio)	35	- 2.1	35	- 2.1
Cargo load-factor (%)	36.7	- 3.1P.	36.7	- 3.1P.
America (North and South)	**January 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	364	+ 13.9	364	+ 13.9
Available seat-kilometers (mio)	3,491	+ 15.1	3,491	+ 15.1
Revenue pax-kilometers (mio)	2,592	+ 10.8	2,592	+ 10.8
Passenger load-factor (%)	74.2	- 2.9P.	74.2	- 2.9P.
Cargo/mail in 1,000 tonnes	28	- 2.6	28	- 2.6
Available Cargo tonne-km (mio)	281	- 1.0	281	- 1.0
Revenue Cargo tonne-km (mio)	183	- 0.1	183	- 0.1
Cargo load-factor (%)	65.2	+ 0.6P.	65.2	+ 0.6P.
Asia/Pacific	**January 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	257	+ 12.6	257	+ 12.6
Available seat-kilometers (mio)	2,509	+ 8.5	2,509	+ 8.5
Revenue pax-kilometers (mio)	1,926	+ 7.0	1,926	+ 7.0
Passenger load-factor (%)	76.8	- 1.0P.	76.8	- 1.0P.
Cargo/mail in 1,000 tonnes	29	+ 6.1	29	+ 6.1
Available Cargo tonne-km (mio)	375	+ 10.4	375	+ 10.4
Revenue Cargo tonne-km (mio)	245	+ 3.4	245	+ 3.4
Cargo load-factor (%)	65.3	- 4.4P.	65.3	- 4.4P.
Middle East and Africa	**January 2003**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	133	+ 14.2	133	+ 14.2
Available seat-kilometers (mio)	834	+ 9.6	834	+ 9.6
Revenue pax-kilometers (mio)	598	+ 6.4	598	+ 6.4
Passenger load-factor (%)	71.7	- 2.2P.	71.7	- 2.2P.
Cargo/mail in 1,000 tonnes	7	- 15.0	7	- 15.0
Available Cargo tonne-km (mio)	69	- 3.0	69	- 3.0
Revenue Cargo tonne-km (mio)	34	- 19.4	34	- 19.4
Cargo load-factor (%)	49.9	- 10.1P.	49.9	- 10.1P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH